145

                                                     Exhibit 99, Page 1 of 26













                                  CONRAIL INC.

                       2001 ANNUAL REPORT TO STOCKHOLDERS


                                      146

                                                    Exhibit 99, Page 2 of 26

                           REPORT OF MANAGEMENT

The Stockholders
Conrail Inc.

Management is responsible for the preparation, integrity and objectivity of the Company's consolidated financial statements. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgment.

The Company maintains a system of internal accounting controls and procedures, which is continually reviewed and supported by written policies and guidelines and supplemented by internal audit services.
The system provides reasonable assurance that assets are safeguarded against loss from unauthorized use and that the books and records reflect the transactions of the Company and are reliable for the preparation of financial statements. The concept of reasonable assurance recognizes that the cost of a system of internal accounting controls should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

The Company's consolidated financial statements are audited by its independent accountants. Their audit is conducted in accordance with auditing standards generally accepted in the United States of America and includes a study and evaluation of the Company's system of internal accounting controls to determine the nature, timing and extent of the auditing procedures required for expressing an opinion on the Company's financial statements.

The Company's Board of Directors, which is comprised of an equal number of directors from Norfolk Southern Corporation ("NSC") and CSX
Corporation ("CSX"), pursues its oversight responsibilities for the consolidated financial statements and corporate conduct through periodic meetings with and written reports from the Company's management.




/s/ Gregory R. Weber

Gregory R. Weber
President and Chief
Executive Officer



/s/ Patrick F. Rogers

Patrick F. Rogers
Assistant Vice President-
Accounting and Tax




January 21, 2002

                                      147

                                                      Exhibit 99, Page 3 of 26

				INDEPENDENT AUDITORS' REPORT


The Stockholders and Board of Directors
Conrail Inc.:


We have audited the accompanying consolidated balance sheets of Conrail Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Conrail Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP                              /s/ Ernst & Young LLP

KPMG LLP                                  Ernst & Young LLP
Norfolk, Virginia	                        Jacksonville, Florida



January 21, 2002



                                       148

                                                     Exhibit 99, Page 4 of 26

                                   CONRAIL INC.
                         CONSOLIDATED STATEMENTS OF INCOME

                                                  Years ended December 31,
($ In Millions)                                2001         2000         1999
--------------                                 ----         ----         ----
Revenues - NSC/CSX (Note 2)                  $   823       $   886      $   549
Revenues - Third parties                          80            99        1,625
                                              ------        ------       ------

      Total operating revenues                   903           985        2,174
                                              ------        ------       ------

Operating expenses (Note 3)
  Compensation and benefits	                   158	         195          645
  Fuel	                                       7	          10           63
  Material, services and rents	             143           162          590
  Depreciation and amortization                  325	         331          328
  Casualties and insurance  	                   (13)           33          228
  Other 	                                      19            18          192
                                              ------        ------       ------

    Total operating expenses                     639           749        2,046
                                              ------        ------       ------

Income from operations                           264           236          128
Interest expense                                (109)         (124)        (150)
Other income, net (Note 10) 	                   103           155           67
                                              ------        ------       ------

Income before income taxes                       258           267           45

Income taxes (Note 7)                             84            97           19
                                              ------        ------       ------

Net income	                                 $   174       $   170      $    26
                                              ======        ======       ======



See accompanying notes to the consolidated financial statements.

                                  149

                                                      Exhibit 99, Page 5 of 26

                              CONRAIL INC.
                     CONSOLIDATED BALANCE SHEETS

                                                       December 31,
($ In Millions)	                                   2001	    2000
--------------                                       ----       ----
  ASSETS
Current assets
  Cash and cash equivalents	                      $    34    $    50
  Accounts receivable	                                 32         33
  Due from NSC/CSX (Note 2)                             172        232
  Notes receivable from NSC/CSX (Note 2)	              515         91
  Material and supplies	                                  9          9
  Deferred tax assets (Note 7)                           76         96
  Other current assets                           	    8	         9
                                                     ------     ------
     Total current assets	                          846        520
Property and equipment, net (Note 4)	            6,688	     6,996
Other assets                                     	  548	       544
                                                     ------     ------

     Total assets	                                  $ 8,082	   $ 8,060
                                                     ======     ======

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt (Note 6)	         60         61
  Accounts payable      	                           41         68
  Due to NSC/CSX (Note 2)	                           12	        31
  Wages and employee benefits	                           37         42
  Casualty reserves	                                101        127
  Accrued and other current liabilities (Note 5)        157        106
                                                     ------     ------
     Total current liabilities	                    408        435
Long-term debt (Note 6)	                              1,156	     1,229
Casualty reserves	                                      134	       189
Deferred income taxes (Note 7)	                  1,833      1,938
Other liabilities                                       446	       287
                                                     ------     ------

     Total liabilities                                3,977	     4,078
                                                     ------     ------

Commitments and contingencies (Note 11)
Stockholders' equity (Notes 3, 8 and 9)
  Common stock ($1 par value; 100 shares
    authorized, issued and outstanding)	               --         --
  Additional paid-in capital	                        2,221      2,222
  Unearned ESOP compensation                             --	       (20)
  Retained earnings                                   1,954	     1,780
  Accumulated other comprehensive loss                  (70)        --
                                                     ------     ------

     Total stockholders' equity                       4,105      3,982
                                                     ------     ------

     Total liabilities and stockholders' equity     $ 8,082    $ 8,060
                                                     ======     ======

See accompanying notes to the consolidated financial statements.


                                                           150

                                                                                            Exhibit 99, Page 6 of 26

                                                       CONRAIL INC.
                                     CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                               Accumulated
                                            Additional         Unearned                           Other
                                             Paid-In             ESOP           Retained       Comprehensive
($ in Millions)                              Capital         Compensation       Earnings           Loss               Total
--------------                              ----------       ------------       --------       -------------          -----
Balance, January 1, 1999                     $   2,291          $   (75)        $   1,584	        $      --          $  3,800
   Net Income                                                                          26                                  26
   Transfer of portion of prepaid pension
    assets to NSC and CSX (Note 8)                 (54)                                                                   (54)
   Allocation of unearned ESOP compensation                          55                                                    55
   Other                                            (8)                                                                    (8)
                                              --------           ------          --------          --------           -------

Balance, December 31, 1999                       2,229              (20)            1,610                --             3,819
   Net Income                                                                         170                                 170
   Other                                            (7)                                                                    (7)
                                              --------           ------          --------          --------           -------

Balance, December 31, 2000                       2,222              (20)            1,780                --             3,982

Comprehensive income - 2001
   Net Income                                                                         174                                 174
   Minimum pension liability, net of
    $45 million income taxes (Note 8)                                                                   (70)              (70)
                                                                                                                      -------
   Total comprehensive income                                                                                             104

   Allocation of unearned ESOP compensation         (1)              20                                                    19
                                              --------           ------          ---------        ---------           -------

Balance, December 31, 2001                   $   2,221          $    --         $    1,954       $      (70)         $  4,105
                                              ========           ======          =========        =========           =======


See accompanying notes to the consolidated financial statements.



                                           151

                                                      Exhibit 99, Page 7 of 26

                                       CONRAIL INC.
                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            Years ended December 31,
($ In Millions)                                          2001         2000         1999
--------------                                           ----         ----         ----
Cash flows from operating activities
  Net income                                            $  174       $  170       $   26
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortization	                       325          331          328
     Deferred income taxes                                 (18)         101           48
     Gains from sales of property	                        (2)	      (70)          (6)
     Pension credit                                        (19)         (12)         (45)
     Dividends from affiliated companies                    --           55           --
     Changes in:
      Accounts receivable                                    1           18          529
      Accounts and wages payable                           (32)           8         (431)
      Due from NSC/CSX                                      60          (36)        (196)
      Due to NSC/CSX                                       (19)        (128)         159
     Other                                                  32          (75)         (16)
                                                         -----        -----        -----

      Net cash provided by operating
       activities                              	           502          362          396
                                                         -----        -----        -----

Cash flows from investing activities
  Property and equipment acquisitions                      (47)        (220)        (176)
  Notes receivable from NSC/CSX                           (424)         125         (216)
  Proceeds from disposals of properties                     14           86            6
  Other                                        	  	      --           (7)         (14)
                                                         -----        -----        -----

      Net cash used in investing
       activities                                         (457)         (16)        (400)
                                                         -----        -----        -----

Cash flows from financing activities
  Payment of long-term debt                                (61)        (318)        (112)
                                                         -----        -----        -----

    	Net cash used in financing
       activities                                          (61)        (318)        (112)
                                                         -----        -----        -----

Increase(decrease) in cash and cash equivalents	           (16)          28         (116)

Cash and cash equivalents
  Beginning of year                                         50           22          138
                                                         -----        -----        -----

  End of year                                           $   34       $   50       $   22
                                                         =====        =====        =====

See accompanying notes to the consolidated financial statements.


                                   152

                                                      Exhibit 99, Page 8 of 26

                               CONRAIL INC.
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies

     Description of Business

     Conrail Inc. ("Conrail") is a holding company whose principal subsidiary is Consolidated Rail Corporation ("CRC"), the major freight railroad in the Northeast. Norfolk Southern Corporation ("NSC") and CSX Corporation ("CSX"), the major railroads in the Southeast, jointly control Conrail through their ownership interests in CRR Holdings LLC ("CRR"), whose primary subsidiary is Green Acquisition Corporation ("Green Acquisition"), which owns Conrail. NSC and CSX have equity interests in CRR of 58% and 42%, respectively, and voting interests of 50% each. From
May 23, 1997, the date NSC and CSX completed their acquisition of Conrail stock, until June 1, 1999, Conrail's operations continued substantially unchanged while NSC and CSX awaited regulatory approvals and prepared for the integration of their respective Conrail routes and assets to be leased to their railroad subsidiaries, Norfolk Southern Railway Company ("NSR") and CSX Transportation, Inc. ("CSXT"). The operations of CRC substantially changed beginning June 1, 1999, when NSC and CSX began operating a portion of the Conrail properties under operating agreements (the "Closing Date") (Note 2).

     Beginning June 1, 1999, Conrail's major sources of operating revenues are operating fees and lease rentals from NSC and CSX. The composition of CRC's operating expenses also reflects this change in operations. As a result, Conrail's 1999 results reflect the freight railroad operations of CRC through May 31, 1999, and reflect Conrail's new structure and operations that commenced on the Closing Date (Note 2).

     Principles of Consolidation

     The consolidated financial statements include Conrail and majority-owned subsidiaries. Investments in 20% to 50% owned companies are accounted for by the equity method.

                                   153

                                                      Exhibit 99, Page 9 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


     Cash Equivalents

     Cash equivalents consist of commercial paper, certificates of deposit and other liquid securities purchased with a maturity of three months or less, and are stated at cost which approximates market value.

     Material and Supplies

     Material and supplies consist of maintenance material valued at the lower of cost or market.

     Property and Equipment

     Property and equipment are recorded at cost. Expenditures, including those on leased assets, that extend an asset's useful life or increase its utility are capitalized. Maintenance expense is recognized when repairs are performed. Depreciation is provided using the composite straight-line method over estimated service lives. In 2001, the overall depreciation rate averaged 3.5% for all roadway and equipment. The cost (net of salvage) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized.

     Asset Impairment

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

     Revenue Recognition

     Revenue prior to June 1, 1999, was recognized proportionally as a shipment moved on the Conrail system from origin to destination. Beginning June 1, 1999, the Company's major sources of revenues are from NSC and CSX, primarily in the form of rental revenues and operating fees which are recognized when earned. Conrail continues to have third party revenues, which are recognized when earned, related to the operations of Indiana Harbor Belt Railroad Company, a 51% owned terminal railroad subsidiary.

                                   154

                                                     Exhibit 99, Page 10 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management reviews its estimates, including those related to the recoverability and useful lives of assets as well as liabilities for litigation, environmental remediation, casualty claims, income taxes, pension and postretirement benefits. Changes in facts and circumstances may result in revised estimates.

2.   Related Parties Transactions

     Background

     On May 23, 1997, NSC and CSX completed their joint acquisition of Conrail stock. On June 17, 1997, NSC and CSX executed an agreement which generally outlines the methods of governing and operating Conrail and its subsidiaries ("Transaction Agreement"). On July 23, 1998, the Surface Transportation Board ("STB") issued a written opinion that permitted NSC and CSX to exercise operating control of Conrail beginning August 22, 1998. On June 1, 1999, NSC and CSX began to operate over certain Conrail lines.

     Commencement of Operations by NSR and CSXT

     On June 1, 1999, the majority of CRC's routes and assets were segregated into separate subsidiaries of CRC, Pennsylvania Lines LLC ("PRR") and New York Central Lines LLC ("NYC"). PRR and NYC entered into separate but identical operating and lease agreements with NSR and CSXT, respectively, (the "Operating Agreements") which govern substantially all nonequipment assets to be used by NSR and CSXT and have initial 25-year terms, renewable at the options of NSR and CSXT for two 5-year terms. Payments made under the Operating Agreements are based on appraised values that are subject to adjustment every six years to reflect changes in such values. NSR and CSXT have also leased or subleased certain equipment assets at rentals based on appraised values for varying term lengths from PRR and NYC, respectively, as well as from CRC.

                                   155

                                                     Exhibit 99, Page 11 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     NSC and CSX have also entered into agreements with CRC governing other Conrail properties that continue to be owned and operated by Conrail ("the Shared Assets Areas"). NSR and CSXT pay CRC a fee for joint and exclusive access to the Shared Assets Areas. In addition, NSR and CSXT pay, based on usage, the costs incurred by CRC to operate the Shared Assets Areas plus a profit factor.

     Payments made by NSR to Conrail under the Shared Assets agreements were $168 million and $117 million during 2001 and 2000, respectively, of which $27 million and $17 million, were minimum rents. Payments made by CSXT to Conrail under the Shared Assets agreements were $140 million and $107 million during 2001 and 2000, respectively, of which $19 million and $12 million, were minimum rents.

     Payments from NSR under the Operating Agreements to PRR amounted to $331 million and $346 million during 2001 and 2000, respectively. Payments from CSXT under the Operating Agreements to NYC amounted to $241 million and $249 million during 2001 and 2000, respectively. In addition, costs necessary to operate and maintain the related assets under these agreements, including leasehold improvements, are borne by NSR and CSXT.

     Future minimum lease payments to be received from NSR/CSXT are as follows:


                      NSR          NSR           CSX            CSX
($ in millions)      To PRR      To CRC         To NYC         To CRC         Total

2002                 $  327        $ 27         $  240           $ 19        $   613
2003                    326          30            235             21            612
2004                    331          32            239             23            625
2005                    318          34            231             24            607
2006                    303          34            221             24            582
2007 and Beyond       4,701         618          3,425            449          9,193
                      -----         ---          -----            ---         ------
   Total             $6,306        $775         $4,591           $560        $12,232
                      =====         ===          =====            ===         ======


                                   156

                                                      Exhibit 99, Page 12 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Related Party Balances and Transactions

     "Due from NSC/CSX" at December 31, 2001 and 2000, is primarily comprised of amounts due for the above-described operating and rental activities.

     PRR and NYC have interest-bearing notes receivable, payable on demand from NSC and CSX of $301 million and $214 million, respectively, at December 31, 2001, included in the "Notes receivable from NSC/CSX" line item on the balance sheet. The notes receivable balances due from NSC and CSX were $51 million and $40 million, respectively, at December 31, 2000. The interest rates on the notes receivable from NSC and CSX are variable and were both 2.45% at December 31, 2001.
Interest income related to the PRR and NYC notes receivable was $13 million in 2001, $10 million in 2000 and $4 million in 1999.

     "Due to NSC/CSX" includes amounts related to service provider agreements with both NSC and CSX to provide such services as accounting and administrative processing, personal injury and environmental case handling and other miscellaneous services ("Service Provider Agreements"). Additionally, "Due to NSC/CSX" includes amounts payable for rentals of locomotive and other equipment rentals; rental of various facilities
CRC has occupied subsequent to May 31, 1999; and completion of various 1999 capital projects. Also in 2000, CRC paid NSC and CSX $42 million and $24 million, respectively, for CRC's vacation liability related to the portion of its workforce that became NSC and CSX employees subsequent to May 31, 1999.

                                   157

                                                     Exhibit 99, Page 13 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     A summary of the "Due to NSC and CSX" activity for the services described above follows:


                                    Payments                      Payments
                                     to NSC                        to CSX
($ in millions)                    2001    2000                  2001    2000
--------------                     ----    ----                  ----    ----
Service Provider Agreements        $ 6    $  9                 $   -    $  2
Material purchases                  31      35                     -       -
Rentals of locomotives and
  other equipment                    8       8                     5       4
Rental of facilities                 -       -                     1       5
Capital project activities          17      86                     3     122
Vacation liability                   -      42                     -      24
                                    --     ---                   ---     ---
  Total payments                   $62    $180                  $  9    $157
                                    ==     ===                   ===     ===


                                  2001    2000                   2001    2000
                                  ----    ----                   ----    ----
Due to "NSC and CSX" at
 December 31                       $ 9    $ 29                  $  3    $  2


     From time to time, NSC and CSX, as the indirect owners of Conrail, may need to provide some of Conrail's cash requirements through capital contributions, loans or advances. Through December 31, 2001 there have been no transactions under these arrangements.

     Prior to the Closing Date, the Company interchanged freight with both NSC and CSX for transport to destinations both within and outside of Conrail's service region. The Company shares ownership interests with either one or both railroads in various transportation-related entities, all of which are immaterial to the Company's operating results and financial position.

                                   158

                                                     Exhibit 99, Page 14 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.   Transition, Acquisition-Related and Other Items

     During the fourth quarter of 2001, the Company received cash proceeds totaling $42 million from several London-based insurance carriers as settlement for current and future exposures related to personal injury, occupational, environmental and other claims. The Company ecognized a pretax gain of $14 million, which is included in the Casualties and insurance" line item of the income statement for 2001.

     During the second quarter of 2001, the Company received a $50 million cash payment for transferring to a third party certain of its rights to license, manage and market signboard advertising on the Company's property for 25 years. The payment is being recognized into other income on a straight-line basis over the 25 year contract period.

     During 2001, accrued termination payments totaling $15 million were made to 107 non-union employees whose non-executive positions were eliminated as a result of the joint acquisition of Conrail. Most of these termination payments have been made in the form of supplemental retirement benefits from the Company's pension plan. During 2000 and 1999 accrued termination payments of $50 million and $77 million were made, respectively. The remaining amount of this liability is expected to be paid out within the next year.

     Also during 2001, the Company made final settlement of a long-term liability related to the non-union Employee Stock Ownership (ESOP) termination, which has not required use of the Company's cash for settlement. The liability, the balance of which was $20 million at December 31, 2000, was settled as the remaining cash proceeds held by the ESOP as a result of selling its ESOP preferred stock in conjunction with the joint acqusition, were allocated to eligible participants.

     During the first quarter of 2000, the Company completed a significant property sale and recognized a gain of $61 million on the sale ($37 million after income taxes), which is included in "Other income, net" (Note 10).

                                   159

                                                     Exhibit 99, Page 15 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     During 1999, the Company recorded net expenses of $138 million
($85 million after income taxes) for adjustments to certain litigation and environmental reserves related to settlements and completion of site reviews and, in accordance with the Transaction Agreement, for the method of settlement of certain casualty liabilities based on an actuarial study and for the assumption of a lease obligation by a subsidiary of CSX. The effects of these adjustments are reflected in the "Casualties and insurance" and "Other" operating expense line items of the income statement for 1999.

     In 1997, the Company recorded a long-term liability of $110 million in connection with employment "change in control" agreements with certain executives, which became operative as a result of the joint acquisition of Conrail. A portion of the benefits under these agreements, $68 million, was paid in 1998 from the Employee Benefits Trust ("EBT"). In 2001, additional payments of $9 million were made primarily from the Company's pension plan. The remaining amount will be paid out at the discretion of the executives participating in this program.


4.	Property and Equipment

                                                   December 31,
                                                2001          2000
                                                ----          ----
                                                  (In millions)

Roadway                                       $ 7,496        $ 7,500
Equipment                                       1,519          1,573
 Less:  Accumulated depreciation               (2,570)        (2,340)
                                               ------         ------
                                                6,445          6,733
                                               ------         ------

Capital leases (primarily equipment)              616            645
Accumulated amortization                         (373)          (382)
                                               ------         ------
                                                  243            263
                                               ------         ------
                                              $ 6,688	       $ 6,996
                                               ======         ======

Substantially all assets are leased to NSR or CSXT (Note 2).

                                   160

                                                     Exhibit 99, Page 16 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.    Accrued and Other Current Liabilities

                                                   December 31,
                                                2001          2000
                                                ----          ----
                                                  (In Millions)

Operating leases                               $   45       $   38
Property and corporate taxes                       37           36
Income taxes payable                               27          (21)
Other                                              48           53
                                                -----        -----
                                               $  157       $  106
                                                =====        =====


6.   Long-Term Debt and Leases

     Long-term debt

     Long-term debt outstanding, including the weighted average interest rates at December 31, 2001, is composed of the following:

                                                     December 31,
                                                  2001          2000
                                                  ----          ----
                                                     (In Millions)

Capital leases                                   $   208       $   262
Debentures payable,7.88%,due 2043                    250           250
Debentures payable,9.75%,due 2020                    550           550
Equipment and other obligations,6.92%                208           228
                                                  ------        ------
                                                   1,216         1,290
Less current portion                                 (60)          (61)
                                                  ------        ------
                                                 $ 1,156       $ 1,229

     Interest payments were $113 million in 2001, $121 million in 2000 and $149 million in 1999.

     Equipment and other obligations mature in 2002 through 2043 and are collateralized by assets with a net book value of $230 million at December 31, 2001. Maturities of long-term debt other than capital leases are $19 million in 2002, $20 million in 2003, $21 million in 2004, $20 million in 2005, $21 million in 2006 and $907 million in total from 2007 through 2043.

                                   161

                                                     Exhibit 99, Page 17 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Leases

     The Company's noncancelable long-term leases generally include options to purchase at fair value and to extend the terms. Capital leases have been discounted at rates ranging from 3.09% to 14.26% and are collateralized by assets with a net book value of $243 million at December 31, 2001.

    Minimum commitments, exclusive of executory costs borne by the Company, are:

                                                   Capital       Operating
                                                   Leases         Leases
                                                   -------       ---------
                                                        (In Millions)
2002                                               $   56          $   62
2003                                                   52              53
2004                                                   53              53
2005                                                   38              56
2006                                                   24              54
2007 - 2025                                            56             358
                                                    -----           -----
   Total                                           $  279          $  636
                                                                    =====
Less interest portion                                 (71)
                                                    -----
Present value                                      $  208
                                                    =====

Operating lease rent expense was $70 million in 2001, $75 million in 2000 and $120 million in 1999.


7.	Income Taxes

The provisions for income taxes are composed of the following:

                                                2001        2000        1999
                                                ----        ----        ----
                                                       (In Millions)

Current
   Federal                                     $   77      $   (5)     $  (30)
   State                                           25           1           1
                                                -----       -----       -----
                                                  102          (4)        (29)
                                                -----       -----       -----

Deferred
   Federal                                        (22)         81          52
   State                                            4          20          (4)
                                                -----       -----       -----
                                                  (18)        101          48
                                                -----       -----       -----
                                               $   84      $   97      $   19
                                                =====       =====       =====

                                   162

                                                     Exhibit 99, Page 18 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Reconciliation of the U.S. statutory tax rates with the effective tax rates is as follows:

                                                 2001        2000        1999
                                                 ----        ----        ----

Statutory tax rate                              35.0%       35.0%       35.0%
State income taxes,
  net of federal benefit                         4.2         4.2         4.2
Nondeductible transition
  and acquisition-related costs                    -           -        23.9
Settlement of state tax issues                  (3.5)          -           -
Other                                           (3.1)       (2.9)      (20.9)
                                                ----        ----       -----
Effective tax rate                              32.6%       36.3%       42.2%
                                                ====        ====       =====


     The Company has reached final settlements with the Internal Revenue Service ("IRS") related to all of the audits of the Company's consolidated federal income tax returns through fiscal year 1995.
The Company's consolidated federal income tax returns for April 30, 1996, December 31, 1996 and May 23, 1997, are currently being examined by the IRS. Federal and state income tax payments were $86 million in 2001, $3 million in 2000 and $38 million in 1999.

     Significant components of the Company's deferred income tax liabilities (assets) are as follows:

                                                          December 31,
                                                       2001          2000
                                                       ----          ----
                                                          (In Millions)

Current assets                                        $   57        $   29
Current liabilities                                     (125)         (117)
Miscellaneous                                             (8)           (8)
                                                       -----         -----
Current deferred tax asset, net                       $  (76)       $  (96)
                                                       =====         =====

Noncurrent liabilities:
  Property and equipment                               2,008         2,049
  Other long-term assets (primarily prepaid
   pension asset)                                        127            93
  Other (mostly equipment obligations)                    64           117
                                                       -----         -----
                                                       2,199         2,259
                                                       -----         -----

                                   163

                                                     Exhibit 99, Page 19 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Noncurrent assets:
  Nondeductible reserves and other liabilities          (245)         (204)
  Tax benefit transfer receivable                        (36)          (36)
  Other (mostly equity investments)                      (85)          (81)
                                                       -----         -----
                                                        (366)         (321)
                                                       -----         -----
Deferred income tax liabilities, net                  $1,833        $1,938
                                                       =====         =====


8.   Pension and Postretirement Benefits

     The Company and its subsidiaries sponsor several qualified and nonqualified pension plans and other postretirement benefit plans for its employees.

     During 1999, the Company transferred approximately $350 million and $260 million of pension assets to NSC and CSX, respectively. NSC and CSX also assumed certain pension obligations related to former Conrail employees. The net effect on Conrail's financial statements was to reduce pension assets by $89 million. This transfer resulted in a $35 million reduction of deferred tax liabilities and is reflected as a capital distribution of $54 million.

                                                     Exhibit 99, Page 20 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending December 31, 2001, and a statement of the funded status as of December 31 of both years:

                                                                     Other Postretirement
                                          Pension Benefits                 Benefits
                                          ----------------           --------------------
(In Millions)                           2001            2000         2001            2000
------------                            ----            ----         ----            ----
Change in benefit obligation
----------------------------
Net benefit obligation
 at beginning of year                  $  687          $  739       $   37          $   44
Service cost                                2               4            -               -
Interest cost                              45              51            3               3
Plan participant's contributions            -               -            5               6
Plan amendments                             -               -            -              (1)
Actuarial (gains) losses                   16               5            -              (5)
Benefits paid                             (88)           (112)          (9)            (10)
                                        -----           -----        -----           -----
Net benefit obligation
 at end of year                        $  662          $  687       $   36          $   37

Change in plan assets
---------------------
Fair value of plan assets
 at beginning of year                  $  720          $  791       $    8          $    8
Actual return on plan assets              (20)             40            1               1
Employer contributions                      1               1            3               3
Plan participant's contributions            -               -            5               6
Benefits paid                             (88)           (112)          (9)            (10)
                                        -----           -----        -----           -----
Fair value of plan assets
 at end of year                        $  613          $  720       $    8          $    8
Funded status at
 end of year                           $  (49)         $   33       $  (28)         $  (29)
Unrecognized transition asset               -              (2)           -               -
Unrecognized prior service cost             8               9           (1)             (1)
Unrecognized actuarial
 (gains)losses                            111               8          (11)            (12)
                                        -----           -----        -----           -----
Net amount recognized at
 year end                              $   70          $   48       $  (40)         $  (42)
                                        =====           =====        =====           =====

                                                     Exhibit 99, Page 21 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     The following amounts have been recognized in the balance sheets as of December 31:

                                                                       Other Postretirement
                                           Pension Benefits                  Benefits
                                           ----------------            --------------------
(In Millions)                            2001            2000          2001            2000
------------                             ----            ----          ----            ----
Prepaid pension cost                    $  110          $   92        $    -          $    -
Accrued benefit cost                      (163)            (44)          (40)            (42)
Intangible asset                             8               -             -               -
Accumulated other comprehensive loss       115               -             -               -
                                         -----           -----         -----           -----
                                        $   70          $   48        $  (40)         $  (42)
                                         =====           =====         =====           =====


     All of the Company's plans for postretirement benefits other than pensions have no plan assets except for the retiree life insurance plan, which had $8 million of assets in both 2001 and 2000. The aggregate benefit obligation for the postretirement plans other than pensions was $36 million and $37 million at December 31, 2001 and 2000, respectively.

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $656 million, $655 million and $605 million, respectively, as of December 31, 2001 and $45 million, $45 million and $0, respectively as of December 31, 2000. As required by Statement of Financial Accounting Standard No. 87 "Employers' Accounting for Pensions", the Company recorded an additional minimum liability of $123 million at December 31, 2001. The additional liability was partially offset by an intangible asset to the extent of previously unrecognized prior service costs of $8 million at December 31, 2001. The remaining amount is recorded as a component of stockholders' equity, net of related tax benefits as "Accumulated Other Comprehensive Loss".

                                                     Exhibit 99, Page 22 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     The assumptions used in the measurement of the Company's benefit obligation are as follows:

                                                               Other Postretirement
                                     Pension Benefits                Benefits
                                     ----------------          --------------------
                                   2001            2000        2001            2000
                                   ----            ----        ----            ----
Discount rate                      7.25%           7.50%       7.25%           7.50%
Expected return on plan assets     9.00%           9.00%       8.00%           8.00%
Rate of compensation increase      5.00%           5.00%       5.00%           5.00%

     A 6.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002, gradually decreasing to 6% by the year 2007.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of a one percentage point increase and (decrease) in the assumed health care cost trend rate on the accumulated postretirement benefit obligation is $1 million and $(1) million, respectively.

     The components of the Company's net periodic benefit cost for the plans are as follows:

                                                                          Other Postretirement
                                             Pension Benefits                   Benefits
                                             ----------------             --------------------
(In Millions)                            2001      2000      1999      2001       2000       1999
------------                             ----      ----      ----      ----       ----       ----
Service cost                            $    2    $    4    $   10    $    -     $    -     $    -
Interest cost                               45        51        53         3          3          4
Expected return on assets                  (66)      (70)      (94)       (1)        (1)        (1)
Curtailment (gain) loss                      -         -        19         -          -         (4)
Amortization of:
  Transition asset                          (1)       (1)      (11)        -          -          -
  Prior service cost                         1         1         4         -          -          -
  Actuarial (gain)loss                      (1)        1        (8)       (1)        (1)         -
                                         -----     -----     -----     -----      -----      -----
                                        $  (20)   $  (14)   $  (27)   $    1     $    1     $   (1)
                                         =====     =====     =====     =====      =====      =====

                                                     Exhibit 99, Page 23 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Savings Plans

     The Company and certain subsidiaries provide 401(k) savings plans for union and non-union employees. Under the Company's current non-union savings plan, 50% of employee contributions are matched for the first 6% of a participating employee's base pay and 25% of employee contributions are matched in excess of 10% of a participating employee's base pay. Savings plan expense related to the current non-union savings plan was $1 million in 2001, 2000 and 1999. There is no Company match provision under the union employee plan except for certain unions, which negotiated a Company match as part of their contract provisions.

     Incentive Compensation Plans

     The Company has an incentive compensation plan for all non-union employees in which employees receive targeted cash awards upon attainment of certain performance criteria established by the Company's Board of Directors. Compensation expense under this plan was $2 million in 2001, $5 million in 2000 and $0 in 1999.

     The Company also has a long-term incentive plan under which the Company grants phantom stock options to officers and other key non-union employees. The option price for the phantom shares are equal to the blended fair market value of NSC and CSX common stock at the date of grant. Options will vest one year after grant date and the option term may not exceed ten years. Upon exercise, eligible participants will receive cash payments equal to the appreciation on the composite NSC and CSX common stock fair values. Compensation expense for this plan was $2 million in 2001 and $0 in both 2000 and 1999.

9.   Stockholders' equity

     Common Stock

     On May 23, 1997, the NSC/CSX joint tender offer for the remaining outstanding shares of Conrail's common and preferred stock was concluded, and on June 2, 1997, Conrail became the surviving corporation in a merger with Green Merger Corp. and remained the only subsidiary of Green Acquisition, an entity jointly-owned by NSC and CSX. As a result, the remaining outstanding capital stock of Conrail was acquired by NSC and CSX and Green Acquisition was issued 100 shares of Conrail's common stock.

                                                     Exhibit 99, Page 24 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Undistributed Earnings of Equity Investees

     "Retained earnings" includes undistributed earnings of equity investees of $180 million, $157 million and $188 million at December 31, 2001, 2000 and 1999, respectively.


10.	Other Income, Net

                                          2001        2000         1999
                                          ----        ----         ----
                                                  (In Millions)
Interest income                          $    21     $    21      $    19
Rental income                                 47          45           37
Property sales                                 2          70            6
Equity earnings of affiliates                 24          24           15
Other, net                                     9          (5)         (10)
                                          ------      ------       ------
                                         $   103     $   155      $    67
                                          ======      ======       ======


11.  Commitments and Contingencies

     Environmental

     The Company is subject to various federal, state and local laws and regulations regarding environmental matters. CRC is a party to various proceedings brought by both regulatory agencies and private parties under federal, state and local laws, including Superfund laws, and has also received inquiries from governmental agencies with respect to other potential environmental issues. At December 31, 2001, CRC has received, together with other companies, notices of its involvement as a potentially responsible party or requests for information under the Superfund laws with respect to cleanup and/or removal costs due to its status as an alleged transporter, generator or property owner at 39 locations. However, based on currently available information, the Company believes CRC may have some potential responsibility at only 36 of these sites. Due to the number of parties involved at many of these sites, the wide range of costs of possible remediation alternatives, the changing technology and the length of time over which these matters develop, it is often not possible to estimate CRC's liability for the costs associated with the assessment and remediation of contaminated sites.

                                   169
                                                     Exhibit 99, Page 25 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Although the Company's operating results and liquidity could be significantly affected in any quarterly or annual reporting period if CRC were held principally liable in certain of these actions, at December 31, 2001, the Company had accrued $70 million, an amount it believes is sufficient to cover the probable liability and remediation costs that will be incurred at Superfund sites and other sites based on known information and using various estimating techniques. The Company anticipates that much of this liability will be paid out over five years; however some costs will be paid out over a longer period. The Company believes the ultimate liability for these matters will not materially affect its consolidated financial condition.

     The Company spent $10 million in 2001 and $9 million each in 2000 and 1999 for environmental remediation and related costs. In addition, the Company's capital expenditures for environmental control and abatement projects were approximately $1 million each in 2000 and 1999.

     Casualty

     The Company is involved in various legal actions, principally relating to occupational health claims, personal injuries, casualties, property damage and damage to lading. The casualty claim liability is determined actuarially, based upon claims filed and an estimate of claims incurred but not yet reported. During 2001, the Company experienced favorable claims development and, based on the actuarial studies, recorded a net reduction of expense of approximately $12 million, which is included in the "Casualties and insurance" line item of the income statement. While the ultimate amounts of claims incurred are dependent upon future developments, in management's opinion, the recorded liability is adequate to cover expected probable payments. The Company is generally self-insured for casualty claims. Claims in excess of self-insurance levels are insured up to excess coverage limits.

     Labor

     CRC had 1,544 employees at December 31, 2001; approximately 90% of whom are represented by 12 different labor organizations and are covered by 16 separate collective bargaining agreements. The Company was engaged in collective bargaining at December 31, 2001 with labor organizations representing approximately 79% of its labor force.

                                   170

                                                     Exhibit 99, Page 26 of 26

                               CONRAIL INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     Guarantees

     CRC currently guarantees the principal and interest payments in the amount of $33 million on Equipment Trust Certificates for Locomotive Management Services, a general partnership of which CRC holds a fifty percent non-controlling interest.

12.  Fair Values of Financial Instruments

     The fair values of "Cash and cash equivalents," "Accounts receivable," "Notes receivable from NSC/CSX" and "Accounts payable" approximate carrying values because of the short maturity of these financial instruments.

     Using current market prices when available, or a valuation based on the yield to maturity of comparable debt instruments having similar characteristics, credit rating and maturity, the total fair value of the Company's long-term debt, including the current portion, but excluding capital leases, is $1,204 million and $1,150 million at December 31, 2001 and 2000, respectively, compared with carrying values of $1,008 million and $1,028 million at December 31, 2001 and 2000, respectively.